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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

(Check One):      [ ]      Form 10-K
                  [X]      Form 20-F
                  [ ]      Form 11-K
                  [ ]      Form 10-Q
                  [ ]      Form N-SAR

For Period Ended: December 31, 2001
                  -----------------

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                  N/A
______________________________________________________________________________
PART I -- REGISTRANT INFORMATION

_______________________________________________________________________________
Full Name of Registrant

MADGE NETWORKS N.V.
_______________________________________________________________________________
Former Name if Applicable

N/A

_______________________________________________________________________________
Address of Principal Executive Office (Street and Number)

Transpolis Schipol Airport, Polaris Avenue 23,
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_______________________________________________________________________________
City, State and Zip Code

2132 JH Hoofddorp, The Netherlands

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]            (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]            (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth;
[  ]           (c) The accountant's statement or other exhibit required by Rule
               12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

         As previously announced, Madge Networks has determined to cease funding the operations of its Madge.web business and to seek a sale of the business as a going concern. In order to enhance the likelihood that the Company could sell the Madge.web business as a going concern, on April 27, 2001, Madge.web Ltd., a United Kingdom company, entered into Administration in accordance with English law and, on May 15, 2001, Madge SE Asia Pte Ltd., the Singapore Madge.web subsidiary, similarly entered into Interim Judicial Management under the laws of Singapore. These processes are broadly similar to that of Chapter 11 reorganization under U.S. law.

         The Company then announced on June 12, 2001 that it had signed a letter of intent to sell the Madge.web global trader voice business and that it is unlikely the Company would be able to sell the rest of the Madge.web business as a going concern. Accordingly Madge.web B.V., the Madge.web Dutch registered European sales subsidiary successfully applied to the Dutch courts for an insolvent liquidation.

         Under generally accepted accounting principles, the Madge.web business must now be accounted for as discontinued operations and the Company is in the process of re-stating its 2000 financial results and balance sheet, as well as its 1998 and 1999 statements of operations. The Company believes that there is insufficient certainty with regard to the current situation of

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Madge.web, any sale of part of this business and the impact on the overall financial position of Madge Networks (which is a creditor of Madge.web, as well as a guarantor of certain Madge.web liabilities), to make it possible to finalize the Form 20-F within the prescribed time period.


PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification




Christopher Bradley          + 44 1753                661172
-------------------          --------------------     -----------------------
(Name)                       (Area Code)              (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes [X]   No  [  ]
______________________________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes [X]    No [  ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Under generally accepted accounting principles, the Madge.web business must now be accounted for, by the Company, as discontinued operations and the Company expects that its results of operations will reflect a significant change from the corresponding period for the last fiscal year as a result. The effect of this is still being calculated as it depends upon the amount the Company will receive upon a sale of its Madge.web global trader voice business, any other Madge.web assets the Company is able to dispose of and the extent to which the Company is able to mitigate its liabilities under Madge.web contracts and guarantees it has entered into.

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Set forth below are the Company's estimate of its results of operations for the fiscal year ended December 31, 2000 as compared to the fiscal year ended December 31, 1999:-

                                                            Fiscal year ended December 31,
                                                           --------------------------------
US Dollars (in thousands)                                     2000                  1999
                                                           ---------               -------
Net sales                                                    125,909               166,677
Loss from continuing operations                               (2,207)               (5,702)
Loss from operations of discontinued business and           (149,342)              (34,611)
provision for operating losses during sale period          ---------               -------
Net loss                                                    (151,549)              (40,313)
                                                           =========               =======


                               Madge Networks N.V.
                         -------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.





Date June 28, 2001    By    /s/ Robert Madge.
     -------------       ------------------------------------
                         Chairman and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION


INTERNATIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on form 12b-25 but need not restate
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information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5. Electronic filers. This form
shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this Chapter).

http://www.sec.gov/divisions/corpfin/forms/12b-25.htm
Last update: 07/20/2000